Exhibit 15.2

April 18, 2023

VIA EDGAR

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc. Submission under Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act (the “HFCAA”), Canadian Solar Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge and based on an examination of our shareholder register and public filings made by our shareholders, including among others, the Schedule 13G/A filed by Invesco Ltd. on January 31, 2022, the Schedule 13G/A filed by BlackRock, Inc. on January 31, 2023, and the Schedule 13G filed by Grantham, Mayo, Van Otterloo & Co. LLC on February 13, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in China as of the date of this submission.

As of January 31, 2023, Dr. Shawn (Xiaohua) Qu beneficially owned 21.3% and BlackRock, Inc. beneficially owned 7.3% of the Company’s outstanding shares. Based on an examination of the Company’s shareholder register and public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of January 31, 2023.

In addition, the Company is not aware of any governmental entity in China that possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should you have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me, or you may contact our outside legal counsel, David Zhang at david.zhang@kirkland.com or at + 852 3761 3318 (work) or +852 9124 8324 (cell), or Louis Rabinowitz at louis.rabinowitz@kirkland.com or at +852 3761 3593 (work) or +852 6398 4103 (cell), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Huifeng Chang
Name: Huifeng Chang
Title: Director and Chief Financial Officer

cc:David Zhang, Esq., Kirkland & Ellis

Louis Rabinowitz, Esq., Kirkland & Ellis